VEDDER PRICE

VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C.
222 NORTH LASALLE STREET
CHICAGO, ILLINOIS 60601
312-609-7500
FAX: 312-609-5005

CHICAGO • NEW YORK CITY • WASHINGTON, DC • ROSELAND, NJ

COREY L. ZARSE
312-609-7785
czarse@vedderprice.com

RECEIVED
2007 AUG 28 A 9:41

August 27, 2007

07026300

SUPPL

VIA FEDEX

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Re: **File No. 82-34758**
Henderson Group plc (f/k/a HHG plc) Exemption
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

This letter is being furnished to the Securities and Exchange Commission (the "Commission") on behalf of Henderson Group plc (f/k/a HHG plc), a company incorporated under the laws of England and Wales ("Henderson"), pursuant to Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As required under the rule, the documents listed on the attached Schedule A includes information that Henderson has made or is required to be made public, distributed to security holders or filed with the UK Listing Authority, the UK Registrar of Companies, the Australian Stock Exchange or the Australian Securities Investment Commission. In accordance with paragraphs (b)(4) and (b)(5) of Rule 12g3-2, this letter and the documents furnished herewith are being furnished with the understanding that such letter and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission, for any purpose, that Henderson is subject to the Exchange Act.

Please feel free to contact me at your earliest convenience if you have any questions or need any additional information. In addition, please date stamp the enclosed copy of this cover letter and return it in the enclosed self-addressed, stamped envelope.

PROCESSED
AUG 31 2007
THOMSON
FINANCIAL

Very truly yours,

Corey L. Zarse

8/29

CLZ/rg
Enclosures
cc: Chris Yarbrough
Mark L. Winget

CHICAGO/#1653101.3

SCHEDULE A

DOCUMENTS MADE OR REQUIRED TO BE MADE PUBLIC, DISTRIBUTED TO SECURITY HOLDERS OR FILED WITH THE UK LISTING AUTHORITY, THE UK REGISTRAR OF COMPANIES, THE AUSTRALIAN STOCK EXCHANGE OR THE AUSTRALIAN SECURITIES INVESTMENT COMMISSION BY HENDERSON GROUP PLC

- Henderson Group plc – 88(2) Return of Allotment of Shares dated June 21, 2007
- Henderson Group plc – 88(2) Return of Allotment of Shares dated June 21, 2007
- Henderson Group plc – 88(2) Return of Allotment of Shares dated June 29, 2007
- Henderson Group plc – 88(2) Return of Allotment of Shares dated June 29, 2007
- Henderson Group plc – 88(2) Return of Allotment of Shares dated July 2, 2007
- Henderson Group plc – Update of Number of Securities Quoted on ASX, Voting Rights and Capital dated July 2, 2007
- Henderson Group plc – Notification of Major Interest in Shares issuer notified July 3, 2007
- Henderson Group plc – 88(2) Return of Allotment of Shares dated July 5, 2007
- Henderson Group plc – 88(2) Return of Allotment of Shares dated July 5, 2007
- Henderson Group plc – 88(2) Return of Allotment of Shares dated July 11, 2007
- Henderson Group plc – 88(2) Return of Allotment of Shares dated July 12, 2007
- Henderson Group plc – Trading Update dated July 18, 2007
- Henderson Group plc – Change of Director Information dated July 25, 2007

CHICAGO/#1653101.3

File No. 82-34758

BLUEPRINT OneWorld

88(2)

(Revised 2005)

RECEIVED

2007 AUG 28 A 8:01

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	2072534
Company Name in full	Henderson Group plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	21	06	2007			

Class of shares (*ordinary or preference etc*)	Ordinary		
Number allotted	265,987		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.416		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Company No 2072534

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) THE PUBLIC	Class of shares allotted	Number allotted
Address HSDL Nominees Limited, Trinity Road, Halifax, United Kingdom	£0.10 Ordinary	265,987
UK postcode HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed ______________________ Date ______________

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England
Tel
DX number DX exchange

File No. 82-34758

BLUEPRINT OneWorld

88(2)

2007 AUG 28 (Revised 2005)

Please complete in typescript, or in bold black capitals.
CHFP010

Return of Allotment of Shares

Company Number	2072534
Company Name in full	Henderson Group plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From	To
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 21 Month 06 Year 2007	Day Month Year

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	22,656		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.416		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted *(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Company No 2072534

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) THE PUBLIC	Class of shares allotted: £0.10 Ordinary	Number allotted: 22,656
Address HSDL Nominees Limited, Trinity Road, Halifax, United Kingdom		
UK postcode HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed ______ **Date** ______

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Henderson Secretarial Services Limited, 4 Broadgate, London, EC2M 2DA, England

Tel

DX number DX exchange

File No. 82-34758

BLUEPRINT OneWorld

88(2)

(Revised 2005)

RECEIVED

2007 AUG 28 A 8:41

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	29 / 06 / 2007	

Class of shares (*ordinary or preference etc*)	Ordinary		
Number allotted	164,222		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share (*including any share premium*)	£0.416		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Company No 2072534

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): THE PUBLIC	£0.10 Ordinary	164,222
Address: HSDL Nominees Limited, Trinity Road, Halifax, United Kingdom		
UK postcode: HX1 2RG		
	Class of shares allotted	Number allotted
Name(s):		
Address:		
UK postcode:		
	Class of shares allotted	Number allotted
Name(s):		
Address:		
UK postcode:		
	Class of shares allotted	Number allotted
Name(s):		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed ______________________ Date ______________

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England
Tel
DX number DX exchange

File No. 82-34758

BLUEPRINT OneWorld

RECEIVED

2007 AUG 28 A 8:43

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	29	06	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	22,656		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.416		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Company No 2072534

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) THE PUBLIC	Class of shares allotted: £0.10 Ordinary	Number allotted: 22,656
Address HSDL Nominees Limited, Trinity Road, Halifax, United Kingdom		
UK postcode HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed ______________________ Date ______________

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England
Tel
DX number DX exchange

File No. 82-34758

BLUEPRINT OneWorld

88(2)

(Revised 2005)

RECEIVED 2007 AUG 28 A 8:53 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02 / 07 / 2007	

Class of shares (*ordinary or preference etc*)	Ordinary		
Number allotted	20,839		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share (*including any share premium*)	£1.5475		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Company No 2072534

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): THE PUBLIC	Class of shares allotted: £0.10 Ordinary	Number allotted: 20,839
Address: HSDL Nominees Limited, Trinity Road, Halifax, United Kingdom		
UK postcode: HX1 2RG		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed ______________________ Date ______________

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England

Tel

DX number DX exchange

Henderson Group plc

Update of number of securities quoted on ASX, Voting Rights and Capital

2 July 2007

The attached form provides an update to the number of CDIs quoted on the ASX and the net transfers from the CDI register during June 2007.

In conformity with Rule 5.6.1 of the UK Disclosure and Transparency Rules we would also like to notify the market of the following:

At 30 June 2007, Henderson Group plc's capital consisted of 905,248,785 shares with voting rights. Henderson Group plc holds nil shares in Treasury.

The above figure, 905,248,785, may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Henderson Group plc under the FSA's Disclosure and Transparency Rules.

Henderson Group plc
4 Broadgate,
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Henderson Group plc

ABN

30 106 988 836

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests (CDIs)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	582,019,995 At 31 May 2007 (7,561,270) Net transfers 574,458,725 At 30 June 2007
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	CDIs over fully paid ordinary shares quoted on the London Stock Exchange (LSE)

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	N/A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Net transfers of securities between CDIs and ordinary shares listed on LSE
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Various dates during June 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
574,458,725	CDIs

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	905,248,785	Fully paid ordinary shares quoted on the LSE

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing securities

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 2 July 2007...........
(~~Director~~/Deputy Company Secretary)

Print name: Wendy King

== == == == ==

+ See chapter 19 for defined terms.

File No. 82-34758

Financial Services Authority

RECEIVED
2007 MAY 23 A 8:23

FSA

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Henderson Group plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	AMP Limited, AMP Life Limited and AMP Capital Investors Limited
4. Full name of shareholder(s) (if different from 3.):	Stichting Pensionfonds Hoogovens, Stichting Pensionfonds ABP, Public Sector Super Scheme, State Authority Superannuation Enhanced Index Share Fund, Government Employees Superannuation Board, Commonwealth Bank Officers Superannuation Corporation Pty Limited as trustee for the Officers' Superannuation Fund, Government Employees Superannuation Board of WA – Sustainable Fund and Equipsuper

5. Date of the transaction (and date on which the threshold is crossed or reached if different):	28 June 2007
6. Date on which issuer notified:	3 July 2007
7. Threshold(s) that is/are crossed or reached:	5% (crossing below 5%)
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights [ix]		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ordinary shares (via CHESS Depositary Interests)	45,494,031	45,494,031	44,171,772	27,546,319	16,625,453	3.04%	1.84%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
44,171,772	4.88%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :
AMP Life Limited is an indirect wholly owned subsidiary of AMP Limited. AMP Capital Investors Limited is an indirect wholly owned subsidiary of AMP Limited.

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	Level 24, AMP Sydney Cove Building 33 Alfred Street Sydney New South Wales 2000 Fax: +61 2 9257 7178
14. Contact name:	David Cullen, Senior Legal Counsel, AMP Capital Investors Limited
15. Contact telephone number:	+61 2 9257 1514

File No. 82-34758

BLUEPRINT OneWorld

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	2072534
Company Name in full	Henderson Group plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	05	07	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	22,656		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.416		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Company No 2072534

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) THE PUBLIC	Class of shares allotted: £0.10 Ordinary	Number allotted: 22,656
Address HSDL Nominees Limited, Trinity Road, Halifax, United Kingdom		
UK postcode HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed ______________________ Date ______________

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England
Tel
DX number DX exchange

File No. 82-34758

BLUEPRINT OneWorld

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number	2072534
Company Name in full	Henderson Group plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From	To
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 05 Month 07 Year 2007	Day Month Year

Class of shares (*ordinary or preference etc*)	Ordinary		
Number allotted	4,709		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share (*including any share premium*)	£0.696		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (*This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing*)	

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Company No 2072534

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) THE PUBLIC	Class of shares allotted: £0.10 Ordinary	Number allotted: 4,709
Address HSDL Nominees Limited, Trinity Road, Halifax, United Kingdom		
UK postcode HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form 0

Signed ____________________ Date ____________

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England
Tel
DX number DX exchange

BLUEPRINT OneWorld

File No. 82-34758

88(2)

(Revised 2005)

RECEIVED

2007 AUG 23 A 8:53

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number	2072534
Company Name in full	Henderson Group plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From	To
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 11 Month 07 Year 2007	Day Month Year

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	2,971		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share (including any share premium)	£0.416		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Company No 2072534

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): THE PUBLIC	£0.10 Ordinary	2,971
Address: HSDL Nominees Limited, Trinity Road, Halifax, United Kingdom		
UK postcode: HX1 2RG		
	Class of shares allotted	Number allotted
Name(s)		
Address		
UK postcode		
	Class of shares allotted	Number allotted
Name(s)		
Address		
UK postcode		
	Class of shares allotted	Number allotted
Name(s)		
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed ______________________ Date ______________

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England
Tel
DX number DX exchange

File No. 82-34758

BLUEPRINT OneWorld

88(2)

(Revised 2005)

2007 AUG 28 A 8:23

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	12 / 07 / 2007	

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	22,656		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.416		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Company No 2072534

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) THE PUBLIC	Class of shares allotted: £0.10 Ordinary	Number allotted: 22,656
Address HSDL Nominees Limited, Trinity Road, Halifax, United Kingdom		
UK postcode HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed ____________________ Date ____________

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England
Tel
DX number DX exchange

Henderson Group plc

Trading update

18 July 2007

Henderson Group plc ('Henderson Group' or 'Group') is updating the market today on its business performance during the first half of 2007 and its current outlook for the remainder of the year. The Group will report its interim results for the six months to 30 June 2007 on 24 August 2007.

Key business developments
Wholesale funds
In the first six months of the year net sales across Henderson wholesale funds totalled £0.9 billion (1H06: £0.9 billion). Within this total, US mutual fund sales were particularly strong, helped by excellent investment performance across the range and by greater enthusiasm amongst US investors for international equity funds.

Consistent performance across the Horizon SICAV fund range – sold principally into Europe and Asia – helped generate additional net inflows, although towards the end of the period outflows from property securities funds, due to profit taking, partially offset net gains in other SICAV funds.

In the UK wholesale range investment performance has been generally strong, particularly in key UK equity products. Although the impact on flows in the first half was modest, we are encouraged by recent successes within our target distribution networks. This bodes well for 2008 and beyond, assuming of course that investment performance remains robust.

Institutional funds
Investment performance in our institutional business continues to recover and we expect a gradual stabilisation of assets under management in this area by the end of 2007. In the first half we experienced institutional net outflows of £0.7 billion compared to £2.9 billion outflows in the first half and £0.3 billion outflows in the second half of 2006. Despite these outflows, our institutional revenues are still expected to increase this year as a result of higher margin business wins. In addition, during this period investors in some of our structured credit funds (CDOs) redeemed or partially redeemed early having delivered good investment performance. Assets under management in this line of business therefore declined by £0.9 billion, although we have received make-whole management fees as a result of early redemption, most of which will be recognised in the first half of 2007.

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Property funds
Investment performance in our property funds was excellent in 2006, with 92% of funds beating their benchmarks. As a result performance fee generation has been strong, which will be recognised in the first half results. As regards the investment of client commitments already won, this totalled £0.4 billion in the first half of the year. The outstanding pipeline of funds still to be invested was similar at the end of June 2007 to 31 December 2006 at £1.9 billion.

Private Equity
The Private Equity team has made good progress with the integration of John Laing, which was acquired in December 2006, and we are optimistic about further opportunities in the area of infrastructure. Separately we are in the process of raising assets for a second Asia fund, which we expect to complete by the end of 2007/early 2008.

Pearl
As previously stated, the investment management and other related agreements, reached with Pearl in June 2006, allow Pearl flexibility to withdraw and/or re-allocate assets. As such we cannot predict future movements in Pearl funds. However, if actual fees fall below certain thresholds, Pearl will make compensation payments to Henderson to make good the shortfall, until April 2015.

We flagged in May that we expected Pearl to withdraw approximately £5 billion of its with-profits funds in June 2007. This withdrawal had not occurred by 30 June 2007, although we believe these funds will be withdrawn in the near future. This likely withdrawal will not have any significant impact on earnings relative to previous assumptions. Net outflows in the half year to 30 June 2007 from Pearl have been £1.8 billion, in line with the natural attrition of Pearl's closed books of business.

Assets under management
Total assets under management remained stable during the period, amounting to £61.6 billion as at 30 June 2007 compared to £61.9 billion at 31 December 2006.

Henderson Global Investors
Transaction and performance fees
Slightly lower than expected transaction fees in the first half of 2007 were more than offset by strong performance fees, especially in respect of property.

Costs
We continue to monitor costs closely and, principally due to profitable revenue growth, we remain confident that we will reach our cost to income ratio target of 70%[1] for the full year 2007 (FY06: 72.6%).

Corporate office
Corporate costs remain in line with guidance of approximately £10 million for 2007, accruing evenly during the year. Investment income for 2007, however, is now expected to be modestly positive, not zero or negative as previously guided. This is due to higher interest earned on cash balances, partly offset by interest payable on the debt issued in May of this year.

[1] Excluding non-recurring items

Banca Popolare Italiana (BPI)
The merger of BPI and Banco Popolare di Verona e Novara, to create Banco Popolare Gruppo Bancario (BP), completed on 1 July 2007. This transaction crystallised a net gain in our investment in BPI of £31.8 million, of which £16.3 million has been received in cash by way of a special dividend. The investment gain will be recognised in the Group's first half 2007 income statement as a non-recurring item.

Our sub-advisory agreement with BPI (AUM: £0.7 billion at 30 June 2007) was due to expire by the end of this year. BPI has confirmed that this will be the case, however we will retain a distribution agreement for Horizon products (AUM: £0.3 billion at 30 June 2007) with BP.

Pension fund
The funding position of the Group scheme continues to improve as a result of additional contributions previously agreed with the Scheme Trustee and higher investment returns. In addition, during the first half of 2007, we expect to recognise a one-off £8.7 million pension scheme credit, due to a reduction in assumed salary inflation for pension purposes with effect from April 2007. This change to pension benefits was agreed with the Trustee and will appear as a non-recurring item in the Group income statement in the first half of 2007.

Taxation
We still expect a tax rate on recurring profits of the Group of between 10% and 15% for 2007 and 2008, reverting to the standard UK corporate tax rate (28% with effect from April 2008), in 2009 or 2010.

Return of cash
The Group previously indicated that it planned to return approximately £200 million to shareholders in the second half of 2007. Based on a prudent current assessment of forecast cash flows, regulatory, seed and working capital requirements, the Group now expects to return up to £250 million in the fourth quarter of 2007. We will update the market on the exact amount, method and timing on 24 August 2007.

Summary and outlook
Improving investment performance and generally benign markets have facilitated fund raising across a range of the Group's higher margin products in the first half of 2007. If these factors persist during the remainder of the year, prospects for the business remain good.

Notes to editors

About Henderson Group plc
Henderson Group is the holding company of the investment management group Henderson Global Investors (Henderson). Henderson Group is headquartered in London and since December 2003, has been dual-listed on the London Stock Exchange and Australian Securities Exchange. Henderson Group is a constituent of the FTSE 250 and S&P/ASX 200 indices.

Established in 1934, Henderson is a leading independent global asset management firm. The company provides its institutional, retail and high net-worth clients with access to skilled investment professionals representing a broad range of asset classes, including equities, fixed income, property and private equity. Henderson is one of Europe's largest investment managers, with £61.6 billion assets under management (as at 30 June 2007) and employs around 900 people worldwide.

About CHESS Depositary Interests
In this announcement, the term "shareholders" refers to all holders of Henderson Group plc shares, including those whose holdings are in the form of CHESS Depositary Interests on the Australian Securities Exchange.

CHESS Depositary Interests, or CDIs, are a way of allowing securities of foreign companies to be traded on the Australian Securities Exchange. CDIs afford shareholders all the same direct economic benefits as ordinary shares, including the right to dividends and the right to participate in rights offers.

Further information
www.henderson.com or

Investor enquiries
Mav Wynn, Head of Investor Relations
+44 (0) 20 7818 5135 or
+44 (0) 20 7818 5310
mav.wynn@henderson.com or
investor.relations@henderson.com

Media enquiries
United Kingdom: Maitland
Peter Ogden/ Lydia Pretzlik
+44 (0)20 7379 5151

Australia: Cannings
Gloria Barton/ Peter Brookes
+61 (0) 2 9252 0622

Henderson Group plc

Change of Director Information

25 July 2007

Notification is made in accordance with LR 9.6.14, that Henderson Group plc has been informed that Mr Rupert Pennant-Rea has retired as a Non-Executive Director of Rio Narcea Gold Mines, Ltd.

Wendy King
Henderson Group plc
Deputy Company Secretary

+44 (0)20 7818 4233
wendy.king@henderson.com

Henderson Group plc
4 Broadgate,
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

END